Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marshall & Ilsley Corporation and the Shareholder of M&I Dealer Auto Securitization, LLC, on behalf of the M&I Auto Loan Trust 2005-1

We have examined management’s assertion that M&I Marshall & Ilsley Bank (the “Servicer”) has complied as of and for the period from inception (November 22, 2005) to December 31, 2005 with its established minimum servicing standards described in the accompanying Management’s Assertion Concerning Compliance with Minimum Servicing Standards, dated February 28, 2006. Management is responsible for the Servicer’s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management’s assertion about Servicer’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board and accordingly, included examining, on a test basis, evidence about the Servicer’s compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicer’s compliance with its minimum servicing standards.

In our opinion, management’s assertion that the Servicer complied with the aforementioned minimum servicing standards as of and for the period from inception (November 22, 2005) to December 31, 2005, is fairly stated, in all material respects based on the criteria set forth in Appendix I.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

February 28, 2006